April 25, 2023

To Sturm Ruger & Co., Inc. Shareholders:

CommonSpirit Health, the Adrian Dominican Sisters, Bon Secours Mercy Health, Congregation of St. Joseph, Daughters of Charity, Dominican Sisters of Sinsinawa, the Episcopal Church, Mercy Investment Services, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Bon Secours USA, Sisters of Providence, Sisters of the Holy Cross, Sisters of the Holy Names of Jesus and Mary, Sisters of St. Francis of Philadelphia, and Trinity Health (together, the “Proponents”), are urging shareholders to WITHHOLD support from director nominees RONALD C. WHITAKER, Board Chair, SANDRA S. FROMAN, Nominating Committee Chair & Corporate Governance Committee Chair, and PHILLIP C. WIDMAN, Risk Oversight Committee Chair, at the Sturm Ruger & Co., Inc. (“Ruger” or the “Company”) annual shareholder meeting (“AGM”) on June 1, 2023.

At Ruger’s 2022 AGM, the Proponents sponsored a proposal (the “2022 Proposal”) asking the Company to conduct and publish a third-party Human Rights Impact Assessment (“HRIA”) assessing the human rights impacts associated with the Company’s policies, practices, and products, and making recommendations for improvement as applicable. The third-party HRIA is used by companies to assess existing and potential adverse human rights impacts which can pose significant reputational, financial, and legal risks. This type of assessment, particularly when conducted by a third-party auditor, can often identify issues that a company may be unaware of in its day-to-day operations--issues that a company can remediate, address, or prevent once the risks are identified. While the HRIA does not bind a company, it should be noted that most companies that undergo these third-party audits find them a valuable risk management tool.1

The 2022 Proposal received the support of 68% of shares voted on it at the AGM,2 but Ruger has refused to implement it. In Ruger’s proxy statement for this year’s AGM, the Company calculates support for the 2022 Proposal at a much lower percentage, 53.1%, because it includes broker “non-votes” in the denominator. Broker non-votes occur when shares held through a broker lack voting instructions from the beneficial owner; under New York Stock Exchange rules, the broker may vote such shares on certain routine matters, but not on shareholder proposals opposed by management.3 Ruger’s own bylaws do not recognize the calculation methodology it used to arrive at the 53.1% figure: Article 2 section 10 of the Company’s bylaws provides that a matter submitted for shareholder approval is approved if holders of a majority of shares voted support it.4 In other words, Ruger’s own methodology does not include broker non-votes in the denominator.

The 68.5% support level calculated in accordance with Ruger’s bylaws signals a significant shared concern that the Company should have more information regarding its salient human rights impacts and associated legal, financial, and reputational risks. Though repeated attempts were made to stay apprised of Ruger’s progress in developing the HRIA, the Company was unresponsive. Proponents have now learned upon release of the proxy statement that Ruger has no intention of completing the report. More than two-thirds of those voting on the 2022 Proposal were in favor of Ruger completing an HRIA, yet the Company is choosing to ignore their views.

_____________________________

1 http://www.bsr.org/reports/BSR_Human_Rights_Impact_Assessments.pdf

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000095029/000117494722000737/form8k-28221_rgr.htm

3 See https://corpgov.law.harvard.edu/2019/07/06/an-overview-of-vote-requirements-at-u-s-meetings/

4 https://www.sec.gov/Archives/edgar/data/95029/000117494719001186/ex3-1.htm

Background

As of April 21, 2023, there have been more than 165 mass shooting events in the U.S. - more mass shootings than there have been days within this year.5 According to the Centers for Disease Control and Prevention, there were over 48,830 deaths from firearms in 2021,6 and firearms have become the leading cause of death for children in the U.S., surpassing all other causes in 2022.7 80.7% of all homicides and 54.8% of all suicides in 2021 involved firearms and Americans were killed by guns at the highest rate in 30 years.8 A 2022 study from the University of Chicago Harris Public Policy and NORC Center for Public Affairs Research found that 75% believe “gun violence is a major problem in the United States,” and about “4 in 10 Americans believe that it is at least somewhat likely that they will become a victim of gun violence within the next five years.”9

Most recently, the U.S. has grappled with yet another school shooting in Nashville, TN, which took the lives of three nine-year olds and three school staff members;10 a shooting at a bank that took the lives of five bank employees and wounded another eight;11 and a shooting at a “sweet sixteen” birthday party that ended the lives of four youth and wounded an additional 15.12

The legal risks are expected to only increase, as is public policy-related pressure.

The marketing of firearms to civilians has come under tremendous scrutiny since the families of Sandy Hook settled with Remington over dangerous marketing believed to have influenced the shooter to commit the most deadly school shooting in U.S. history.13 The plaintiffs claimed that hyper masculine advertising for Remington’s Bushmaster AR-15 - “Consider your man card reissued” -  glorified assault rifles and targeted at-risk young males, including through product placements in violent video games, in violation of state consumer protection laws.13 This lawsuit, opened the door for victims of subsequent mass shootings, including the Highland Park shooting and the Uvalde school massacre, to file suit against firearms manufacturers for harmful marketing practices that allegedly contributed to the atrocities.14 These lawsuits make clear that the federal Protection of Legal Commerce in Arms Act will not shield a company from liability under state law for contributing to gun violence through its marketing practices.

Ruger has admitted that its marketing has come under scrutiny through litigation. In Ruger’s 10-Q report for the quarterly period ended October 1, 2022, the Company listed in its “contingent liabilities” two relevant lawsuits - a suit filed by the Mexican government (dismissed) and another filed by the city of Gary, IN that “alleges, among other claims, negligence in the design of products, public nuisance, negligent distribution and marketing, negligence per se and deceptive advertising.”15  This case has been in various stages of litigation since 2009.

_____________________________

5 https://www.gunviolencearchive.org/reports/mass-shooting

6 https://www.cdc.gov/mmwr/volumes/71/wr/mm7140a4.htm?s_cid=mm7140a4_w#T1_down

7 https://www.kff.org/global-health-policy/issue-brief/child-and-teen-firearm-mortality-in-the-u-s-and-peer-countries/

8 https://time.com/6220410/gun-firearm-homicide-suicide-us-2021/

9 https://harris.uchicago.edu/files/uchicago_harris_ap_norc_poll_report_final.pdf

10 https://www.cnn.com/2023/04/03/us/covenant-school-shooting-nashville-tennessee-monday/index.html

11 https://www.nytimes.com/article/louisville-bank-shooting.html

12 https://www.nytimes.com/article/louisville-bank-shooting.html

13 https://www.nytimes.com/2022/02/15/nyregion/sandy-hook-families-settlement.html

14 https://www.cnbc.com/2022/10/06/gun-companies-sued-over-mass-shootings.html

15 https://www.ruger.com/corporate/PDF/10Q-2022-10-01.pd

On March 14, 2023, Ruger became the target of yet another lawsuit over its marketing practices when it was sued by the family of a victim of the March 2021 Boulder, CO supermarket shooting. The suit alleges harmful marketing practices that influenced the shooter in that mass casualty event.16

In a July 2022 U.S. House Oversight Committee Hearing on the Practices and Profits of Gun Manufacturers,  CEO Killoy conceded that Ruger only learns of violent events associated with its products “through its ‘customer service department,’ the media or from occasional lawsuits.”17 During the Hearing, Congressman Ro Khanna (CA-D-17) asked Killoy if Ruger intended to conduct the HRIA that shareholders had requested - a question that was unfortunately dismissed by Killoy as irrelevant.

Additionally, Senator Diane Feinstein introduced the Assault Weapons Ban of 2023 this past January, which to date has 41 co-sponsors in the Senate.18 There are also now 10 states which have restrictions on assault weapons, including eight that have banned them entirely.19 Between 2019 and 2021, Ruger’s gross earnings from assault weapons almost tripled, from $39 million to $103 million.20 Without appropriate governance structures in place - including a third-party assessment of Ruger’s human rights risks and definitive board action to address identified risks – in the Proponents’ view it is going to become increasingly difficult for the Company to defend its claim to be the “Arms Makers for Responsible Citizens”21 and to escape legislative scrutiny.

We believe that Ruger doesn’t have adequate risk mitigation structures in place and its board risk committee is failing.

Ruger contends in its 2019 report to shareholders on gun safety that it does not possess the ability to track and monitor violent or criminal events associated with its products. Ruger claims to have a line of sight only to distributors, but not to retailers or the consumer.22 An HRIA would have flagged this gap as a clear risk. If Ruger were committed to collecting such data, downstream risks could be monitored using publicly available compliance data on federal firearms licensees from the ATF.23 Similarly, the board has no clear oversight of Ruger’s marketing activities which, given recent litigation, increasingly imperil the company.

_____________________________

16 https://apnews.com/article/colorado-supermarket-shooting-lawsuit-gun-maker-ruger-b78a272993615b32dc233a445c2dbbca

17 https://oversightdemocrats.house.gov/legislation/hearings/examining-the-practices-and-profits-of-gun-manufacturers

18 https://www.congress.gov/bill/118th-congress/senate-bill/25/text

19 https://worldpopulationreview.com/state-rankings/assault-rifle-legality-by-state

20 https://truthout.org/articles/gun-makers-have-made-1b-from-assault-weapons-sales-over-the-past-decade/

21 https://www.ruger.com/

22 https://www.sec.gov/Archives/edgar/data/95029/000117494719000142/ex99-1.htm

23 https://www.atf.gov/firearms/firearms-compliance-inspection-results

Though Ruger’s board has a Risk Oversight Committee, it is clear from the charter that membership on this committee requires only financial expertise. The charter states that “At least one member of the Committee shall have experience in finance or accounting or other relevant experience or background, including a working familiarity with basic finance and accounting practices.”24 It should be noted that this Committee’s Chair is to be elected per the following guidelines: “Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by the majority vote of the Committee, taking into consideration any recommendations made by the Nominating and Corporate Governance Committee and the chairman of the Board.”23 Because the charter stipulates that the Chair be elected based on recommendations made by the Corporate Governance and Nominating Committees as well as the Chairman of the Board, responsibility for faulty leadership in the Risk Oversight Committee resides with those who make the recommendations.

For several years, shareholders have attempted to engage Ruger on its risks in good faith. In spite of majority votes on multiple proposals calling for a change in policies and practices around these risks, little has been done to address them, jeopardizing both the business and shareholders.

Proposals calling for a report on gun safety in 2018 and for a third-party HRIA in 2022 received majority shareholder support. While the Company responded to the 2018 majority vote and produced a report25, it was an incomplete internal report that neither disclosed new information nor addressed any risks to the business. This year, after the Proponents reached out repeatedly to the Company on the progress of the shareholder-supported HRIA and received no response, a proposal was filed to press the Company to conduct due diligence around its marketing practices in the hopes of mitigating those critical risks.

A change in governance is needed to ensure proper risk oversight at Ruger.

As a result of Ruger’s failure to abide by the majority vote in favor of the 2022 Proposal and to send a message that Ruger needs to take steps that will help it mitigate significant legal, reputational, and financial risks to its business, we are calling for shareholders to WITHHOLD their support from the following Directors:

•	RONALD C. WHITAKER, Board Chair
•	SANDRA S. FROMAN, Nominating Committee Chair, Corporate Governance Committee Chair
•	PHILLIP C. WIDMAN, Risk Oversight Committee Chair

In our view, the board should acknowledge and respond to the concerns of its shareholders. We expect the board to implement policies and procedures that will mitigate risks to the business and safeguard shareholder value.

For the board’s failure to conduct an HRIA despite 68% shareholder support or to implement adequate risk mitigation structures that will protect our company from escalating threats, we call for a WITHHOLD vote on these three Directors.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

_____________________________

24 https://ruger.com/corporate/PDF/RiskOversightCommittee.pdf

25 https://www.sec.gov/Archives/edgar/data/95029/000117494719000142/ex99-1.htm